EXHIBIT 99.0

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

A publication of The Provo Group, Inc.             FOURTH QUARTER 2009

FOURTH QUARTER OF 2009 DISTRIBUTION HIGHER THAN PROJECTION…

The Fourth Quarter distribution is $390,000 ($8.43 per unit), which is $170,000 ($3.68 per unit) greater than the budgeted $220,000 ($4.75 per unit). The increase is primarily due to the unexpected sale of the Panda Buffet restaurant property and the unplanned lease renewals with tenants Denny’s and the Daytona’s All Sports Café (see Property Sold Highlight on page 2).

2010 OUTLOOK…

As of December 31, 2009 the Partnership owned 15 properties, all of which are owned “free and clear”. In addition, 12 of the 14 tenant leases have remaining lease periods of at least 34 months; 8 of the 9 Wendy’s leases do not expire until late in the year 2021; 11 of the 14 leased properties are leased to nationally recognized franchises, such as Wendy’s, KFC and Applebee’s restaurants; and only 1 of the 15 properties is anticipated to be vacant for 2010. This is an exceptional situation to be in during these current economic times. For the four Quarters of 2010, we expect to distribute approximately $19.88 per unit, for an operating return of approximately 6% (based on the $310 per Net Unit Value (“NUV”) as of December 31, 2009). See Other Property Highlights on page 2 for further information.

DISTRIBUTION HIGHLIGHTS

•	$1,140,000 distributed for the four Quarters of 2009, which was $260,000 ($5.62 per unit) higher than originally projected.

•

The total distributions represent $24.63 per unit, and included approximately $2 per unit in “return of capital” (predominantly includes the Panda Buffet sale downpayment which is included with this distribution mailing).

•	The approximate annualized “operating return” for the four Quarters of 2009 was approximately 7%, based on the 12/31/08 NUV of $330 (See Questions & Answers on page 2 for discussion of NUV).

•

$1,569 to $ 1,420 is the range of cumulative distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

SEE INSIDE

Property Sold Highlight	2
Leased Property Highlights	2
Vacant Property Highlight	2
Questions & Answers	3
Contact Information	3

DIVALL 2 QUARTERLY NEWS	4 Q 09

PROPERTY SOLD HIGHLIGHT

•

Grand Forks, ND (operated as a Panda Buffet restaurant): A sales contract was executed on September 30, 2009 for the installment sale of the property to the owner tenant. The closing date of the sale was November 12, 2009 and the sales price was $450,000. At the time of closing, $150,000 in cash was credited to the Partnership and the remaining balance was delivered in the form of a $300,000 Promissory Note. The Note has a term of three years, an interest rate of 7.25%, and principal and interest payments to be paid monthly and amortized over a ten year period with a balloon payment after year three. The sales downpayment, net of sale and closing costs, is included in the distribution received with this newsletter.

LEASED PROPERTY HIGHLIGHTS

•

Des Moines, IA (operates as Daytona’s All Sports Café): The lease on the property was extended in 2008 for one year and expired as of February 28, 2009. A twenty-seven (27) month lease (retroactive to March 1, 2009), was executed in August of 2009, and includes first year base rent of $72,000. Due to the uncertainties of a sports bar, a lease renewal for Daytona’s was not included in the 2009 budget.

•

Phoenix, AZ (operates as a Denny’s restaurant): A lease on the property expired on April 30, 2009 and month-to-month rent of $6,000 was charged to the tenant for May of 2009. A new twenty-three (23) month lease was executed in June of 2009 and commenced on June 1, 2009. The first year base rent amounted to $72,000. Due to the uncertainty of a lease renewal, the Denny’s new lease was not included in the 2009 budget. In December of 2009, due to recent sluggish sales figures, tenant notified Management of its intent to terminate the lease as of March 15, 2010 pursuant to its lease rights. We have agreed in principal to extend the lease with new terms, responsive to the depressed Phoenix market.

•

Columbus, OH (operates as an Applebee’s restaurant): The lease on the property expired on October 31, 2009. A lease amendment and three (3) year lease extension agreement (effective November 1, 2009) was executed and includes first year base rent of approximately $136,000.

VACANT PROPERTY HIGHLIGHT

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Park Forest, IL (formerly operated as Popeye’s restaurant): As previously reported, due to the vacancy of the property as of July of 2008, the Partnership is responsible for the property’s real estate taxes. The Park Forest property is a troubled location and Management continues to exhaust options to mitigate the carrying costs, which is primarily the annual real estate taxes related to the property. Management was successful in lowering the 2008 real estate taxes that were payable in 2009 by approximately $20,000 and is appealing to further lower the 2009 real estate taxes that will be payable in 2010. The Net Unit Value (“NUV”) attributable to this property at 12/31/09 was slightly less than zero and therefore there is limited NUV downside to the property.

DIVALL 2 QUARTERLY NEWS	4 Q 09

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the First Quarter of 2010 is scheduled to be mailed on May 14, 2010.

•	What was the December 31, 2008 Net Unit Value (“NUV”)?

The Net Unit Value was $330 per unit. The Net Unit Value letter from the General Partner was included with the February 13, 2009 distribution mailing. Please note that the year-end NUV should be adjusted (reduced) for any subsequent property sales during the following year. For example, due to the sale of the Panda Buffet restaurant property in November of 2009, the property NUV of $6 per unit would be deducted from the 12/31/08 NUV of $330 and then $6 would be added back for the Promissory Note. Therefore, the adjusted 12/31/08 NUV, net of the effects of the 2009 property sale, was $330 per unit.

•	What was the December 31, 2009 Net Unit Value (“NUV”)

The Net Unit Value was $310 per unit. The Net Unit Value letter from the General Partner is included with this distribution mailing. As noted above, a year-end NUV should be adjusted (reduced) for any subsequent property sale(s) during the following year.

•	When can I expect to receive my 2009 Partnership K-1?

According to IRS regulations Management is not required to mail K-1’s until April 15th, 2010. The 2009 K-1’s are scheduled to be mailed out by mid- March of 2010.

•	Where can I find the new Partnership website?

Please visit the website at www.divallproperties.com.

•	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Diane Conley (DiVall Controller) at dconley@theprovogroup.com by Monday, April 5, 2010 or visit the Investor Relations page at www.divallproperties.com.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2009

	PROJECTED	ACTUAL	VARIANCE
	4th QUARTER 12/31/2009	4th QUARTER 12/31/2009	BETTER (WORSE)
OPERATING REVENUES
Rental income	$465,614	$494,240	$28,626
Interest income	1,655	1,982	327
Net gain on sale of property	0	28,604	28,604
Other income	0	4,127	4,127

TOTAL OPERATING REVENUES	$467,269	$528,954	$61,685

OPERATING EXPENSES
Insurance	$8,682	$8,496	$186
Management fees	60,210	60,575	(365)
Overhead allowance	4,857	4,896	(39)
Advisory Board	2,625	2,625	0
Administrative	7,665	7,575	90
Professional services	18,300	16,492	1,808
Auditing	27,181	26,500	681
Legal	9,000	2,174	6,826
Property Expenses	12,846	7,256	5,590

TOTAL OPERATING EXPENSES	$151,366	$136,589	$14,777

INVESTIGATION AND RESTORATION EXPENSES	$0	$124	($124)

NON-OPERATING EXPENSES
Depreciation	$47,526	$43,224	$4,302
Amortization	5,006	7,653	(2,647)
Uncollectible receivables	0	0	0
Property: land write-down	0	50,000	(50,000)

TOTAL NON-OPERATING EXPENSES	$52,532	$100,878	($48,346)

TOTAL EXPENSES	$203,897	$237,591	($33,694)

NET INCOME	$263,372	$291,363	$27,991

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	52,532	50,878	(1,654)
Recovery of amounts previously written off	0	(3,107)	(3,107)
Property: land write-down	0	50,000	50,000
Net gain on sale of property	0	(28,604)	(28,604)
(Increase) Decrease in current assets	(223,469)	(224,575)	(1,106)
Increase (Decrease) in current liabilities	34,279	(9,490)	(43,769)
(Increase) Decrease in cash reserved for payables	(35,332)	8,001	43,333
Current cash flows advanced from (reserved for) future distributions	149,094	149,094	0

Net Cash Provided From Operating Activities	$240,476	$283,558	$43,082

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	($155)	($356)	($201)
Recovery of amounts previously written off	0	3,107	3,107
Building improvements	0	(9,000)	(9,000)
Payment of Leasing Commissions	(20,367)	(12,240)	8,127
Relinquishment of tenant security deposit	0	(5,000)	(5,000)
Note Receivable, net of principal payment received	0	(297,626)	(297,626)
Net proceeds from sale of property	0	427,720	427,720

Net Cash (Used In) From Investing And Financing Activities	($20,522)	$106,605	$127,127

Total Cash Flow For Quarter	$219,954	$390,163	$170,209
Cash Balance Beginning of Period	523,347	563,305	39,958
Less 3rd quarter 2009 L.P. distributions paid 11/09	(220,000)	(245,000)	(25,000)
Change in cash reserved for payables or future distributions	(113,762)	(157,095)	(43,333)

Cash Balance End of Period	$409,539	$551,373	$141,834
Cash reserved for 4th quarter 2009 L.P. distributions	(220,000)	(390,000)	(170,000)
Cash reserved for payment of accrued expenses	(85,390)	(55,973)	29,417
Cash advanced from (reserved for) future distributions	0	0	0

Unrestricted Cash Balance End of Period	$104,149	$105,400	$1,251

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$220,000	$390,000	$170,000
Mailing Date	02/12/2010	(enclosed )	—

PROJECTIONS FOR DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2010 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT INVESTMENT PROPERTIES

AS OF DECEMBER 31, 2009

PORTFOLIO                                         (Note 1)

		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE’S (2)	COLUMBUS, OH	1,059,465	135,996	12.84%		84,500	29,849	0	0.00%	1,143,965	135,996	11.89%
DENNY’S (3)	PHOENIX, AZ	972,726	0	0.00%		183,239	0	0	0.00%	1,155,965	0	0.00%
CHINESE SUPER BUFFET	PHOENIX, AZ	865,900	72,000	8.32%		221,237	0	0	0.00%	1,087,137	72,000	6.62%
DAYTONA’S All SPORTS CAFÉ (4)	DES MOINES, IA	845,000	72,000	8.52%		52,813	0	0	0.00%	897,813	72,000	8.02%
KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only property held by the Partnership as of December 31, 2009.
2:	The Applebee’s lease expired on October 31, 2009. A lease amendment and three year lease extension was executed in the Fourth Quarter of 2009, effective November 1, 2009.
3:	The former Denny’s lease expired on April 30, 2009. A new twenty-three month lease was executed in June of 2009, retroactive to June 1, 2009, and set to expire on April 30, 2011. In December of 2010, the tenant notified Management of its intent to terminate the lease as of March 15, 2010 pursuant to its lease rights. Management and tenant have agreed in principal to extend the lease with new terms as of January 1, 2010, responsive to the depressed Phoenix market.
4:	The Daytona’s lease expired on February 28, 2009. A new twenty-seventh month lease was executed in the Third Quarter of 2009 and was retroactive to March 1, 2009.
5:	Popeye’s ceased operations in June of 2008 and the lease was terminated in July of 2008. Management anticipates the property will be vacant throughout 2010.

PROJECTIONS FOR DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2010 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT INVESTMENT PROPERTIES

AS OF DECEMBER 31, 2009

PORTFOLIO                                         (Note 1)

		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	TOTAL RECEIPTS	RETURN
VACANT (FORMER POPEYE’S) (5)	PARK FOREST, IL	580,938	0	0.00%						580,938	0	0.00%
WENDY’S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY’S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY’S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY’S	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY’S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY’S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY’S	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY’S	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%

PORTFOLIO TOTALS		10,563,510	1,106,496	10.47%		541,789	29,849	0	0.00%	11,105,299	1,106,496	9.96%

Note:

1:	This property summary includes only property held by the Partnership as of December 31, 2009.
2:	The Applebee’s lease expired on October 31, 2009. A lease amendment and three year lease extension was executed in the Fourth Quarter, effective November 1, 2009.
3:	The former Denny’s lease expired on April 30, 2009. A new twenty-three month lease was executed in June of 2009, retroactive to June 1, 2009, and set to expire on April 30, 2011. In December of 2010, the tenant notified Management of its intent to terminate the lease as of March 15, 2010 pursuant to its lease rights. Management and tenant have agreed in principal to extend the lease with new terms as of January 1, 2010, responsive to the depressed Phoenix market.
4:	The Daytona’s lease expired on February 28, 2009. A new twenty-seventh month lease was executed in the Third Quarter of 2009 and was retroactive to March 1, 2009.
5:	Popeye’s ceased operations in June of 2008 and the lease was terminated in July of 2008. Management anticipates the property will be vacant throughout 2010.

February 12, 2010

Re:	DiVall Insured Income Properties 2, L.P.
(the “Partnership”)

Dear Limited Partner:

Each limited partner who has a qualified plan is subject to annual reporting requirements under the Employee Retirement Income Security Act of 1974 (ERISA).

To assist you in filing this information for your investment in DiVall Insured Income Properties 2 Limited Partnership, we have estimated the Net Unit Value of each interest of the Partnership to approximate $310 at December 31, 2009.

Because no formal market exists for the Partnership’s interest, actual sales prices of interests may vary. In addition, there is no assurance that these values will be obtained upon the future sale of the Partnership’s assets.

If you have any questions or need additional assistance, please contact Investor Relations at 800-547-7686.

Sincerely, The Provo Group, Inc., General Partner

By:	/s/ Bruce A. Provo
Bruce A. Provo, its President